Texas Rare Earth Resources Corp.	304 Inverness Way South
Suite 365
Englewood, CO 80112
Telephone (303) 597-8737
Facsimile (713) 456-2356

BY EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: H. Roger Schwall, Assistant Director
Alexandra M. Ledbetter

Re:	Request for Effectiveness for
Texas Rare Earth Resources Corp.
Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-172116)

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Texas Rare Earth Resources Corp. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m. Eastern Time on Monday, June 27, 2011, or as soon thereafter as possible.

In connection with this request, we acknowledge the following:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that we be notified of such effectiveness by a telephone call to Heath C. Trisdale of Brewer & Pritchard, PC, the Company’s counsel, at (713) 209-2950 and that such effectiveness also be confirmed in writing.

Very truly yours,

TEXAS RARE EARTH RESOURCES CORP.

By:	/S/ Wm. Chris Mathers
Wm. Chris Mathers
Chief Financial Officer